SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

EMERITUS CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

291005106

(CUSIP Number)

Brookdale Senior Living Inc.

111 Westwood Place, Suite 400

Brentwood, Tennessee 37027

Attn: Chad C. White

(615) 221-2250

Copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attn: Joseph A. Coco, Esq.

Attn: Peter D. Serating, Esq.

(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291005106

1.	Name of Reporting Person Brookdale Senior Living Inc. I.R.S. Identification Nos. of above persons (entities only) 20-3068069
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,894,739 SEE ITEM 5 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,894,739 SEE ITEM 5 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,894,739 SEE ITEM 5 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 12.1% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of 12.1% of outstanding Shares (as defined herein) is being reported hereunder solely because the Reporting Person (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The calculation of the 12.1% beneficial ownership is based on (i) 5,894,739 Shares beneficially owned by the shareholders that are party to the Voting Agreement as of February 20, 2014, and (ii) 48,572,673 Shares reported outstanding as of February 18, 2014 (as represented in the Merger Agreement referred to in this Schedule 13D).

SCHEDULE 13D

Introductory Note

This Schedule 13D (this “Statement”) is being filed as an original filing with the Securities and Exchange Commission (the “SEC”) by Brookdale Senior Living Inc., a Delaware corporation (“Parent”) in connection with that certain Voting Agreement, dated as of February 20, 2014 (the “Voting Agreement”), by and among Parent and certain shareholders (each a “Shareholder” and collectively, the “Shareholders”) of Emeritus Corporation (the “Company”). The Voting Agreement was entered into in connection with the signing of an Agreement and Plan of Merger, dated as of February 20, 2014 (the “Merger Agreement”), by and among Parent, Broadway Merger Sub Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”).

Item 1. Security and Issuer

This Statement relates to shares of common stock, par value $0.0001 per share, of the Company (the “Shares”). The name of the issuer is Emeritus Corporation. The principal executive offices of the Company are located at 3131 Elliot Avenue, Suite 500, Seattle, WA 98121.

Item 2. Identity and Background

(a) – (c), (f) This Statement is being filed by Parent, which is sometimes referred to as the “Reporting Person.”

The Reporting Person is a corporation organized under the laws of Delaware. The Reporting Person is a publicly listed company that owns and operates senior living communities throughout the United States. The address of the principal executive offices of the Reporting Person is 111 Westwood Place, Suite 400, Brentwood, TN 37027.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e) During the last five years, the Reporting Person has not, and to the best knowledge of the Reporting Person, none of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds

As more fully described in Item 4 hereof, as an inducement for Parent to enter into the Merger Agreement, and in consideration thereof, the Shareholders entered into the Voting Agreement with Parent pursuant to which each Shareholder agreed to vote certain of their Shares in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement. The Shares to which this Statement relates have not been purchased by Parent, and thus no funds have been used for such purpose. Other than the consideration to be paid by Parent pursuant to the Merger Agreement at or following the completion of the Merger in accordance with the terms and conditions of the Merger Agreement, the Reporting Person has paid no funds or other consideration in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement and the Merger Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of the Transaction

(a) – (j)

Merger Agreement

As set forth in the Introductory Note, on February 20, 2014, the Company, Parent and Merger Sub entered into the Merger Agreement (attached hereto as Exhibit 99.1 and incorporated by reference herein). The Merger Agreement provides for the merger of Merger Sub with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent. The closing of the Merger is subject to satisfaction or waiver of certain conditions, including, among others: (i) the approval of Parent’s and the Company’s stockholders; (ii) the absence of any law or order prohibiting the closing; (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) the receipt of certain federal and state government approvals necessary for the ownership, operation and management of the Company’s senior living facilities and expiration of notice periods for the same, subject to certain exceptions; (v) the continuing effectiveness or receipt, as applicable, of certain third-party consents, subject to certain exceptions; (vi) the accuracy of each party’s representations and warranties, subject to certain materiality qualifiers; (vii) the performance in all material respects of each party’s obligations under the Merger Agreement; (viii) no more than 7.5% of Shares being Dissenting Shares (as defined in the Merger Agreement); and (ix) the absence of any change, event or development that would reasonably be expected to have either a Parent Material Adverse Effect or a Company Material Adverse Effect (each as defined in the Merger Agreement).

Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, upon consummation of the Merger, the directors of the Company will be replaced by the directors of Merger Sub.

Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, the articles of incorporation of the Surviving Corporation shall be amended in their entirety as set forth in Exhibit A to the Merger Agreement, and the bylaws of Merger Sub as in effect immediately prior to the effective time of the Merger, and as modified to the extent required by Washington law, shall become the bylaws of the Surviving Corporation, in each case, until thereafter changed or amended as provided therein or by applicable law.

Pursuant to the terms of the Merger Agreement, neither Parent nor the Company will solicit alternative acquisition proposals or provide information to or engage in discussions with third-parties, except in limited circumstances as provided therein.

Upon consummation of the Merger, the Company’s common stock will cease to be listed on the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

Voting Agreement

As an inducement for Parent to enter into the Merger Agreement, and in consideration thereof, the Shareholders entered into the Voting Agreement (attached hereto as Exhibit 99.2 and incorporated by reference herein) with Parent. Pursuant to the Voting Agreement, the Shareholders each have agreed, subject to the termination of the Voting Agreement, to vote the outstanding Shares over which such Shareholder has beneficial ownership (as indicated on Schedule A to the Voting Agreement), plus any Shares acquired by the Shareholder prior to the termination of the Voting Agreement (i) in favor of the approval of the Merger Agreement, (ii) in favor of any related proposal in furtherance of the Merger and the transactions contemplated by the Merger Agreement, (iii) against any action, proposal, transaction or agreement that would reasonably be expected to result in (A) a breach of any representation, warranty, covenant or agreement of the Company contained in the Merger Agreement or (B) a breach of any representation, warranty, covenant or other agreement or obligation of such Shareholder contained in the Voting Agreement; (iv) against any Takeover Proposal (as defined in the Merger Agreement) with respect to the Company; and (v) against any amendment of the Company’s organizational documents (other than the amendments of the Company’s organizational documents resulting from the Merger), which amendment would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of the Shares. Each Shareholder has appointed Parent and Parent’s designees, and each of them individually, as its proxy and attorney-in-fact for each such Shareholder, to vote all of the Shares held by such Shareholder (at any meeting of the shareholders of the Company, or action by written consent, at which the Merger is being considered, and at any postponements and adjournments of such meeting). As of February 20, 2014, the Shareholders beneficially owned in the aggregate 5,894,739 Shares, which was approximately 12.1% of the total outstanding Shares (based on 48,572,673 Shares reported outstanding as of February 18, 2014 (as represented in the Merger Agreement)).

In addition, subject to the termination of the Voting Agreement, the Voting Agreement includes restrictions on the ability of the Shareholders to (among other things), (i) transfer the record or beneficial ownership of the Shares held by such Shareholders, (ii) enter into any agreement, arrangement or understanding, or take any other action, that violates or conflicts with, or would reasonably be expected to violate or conflict with, or would reasonably be expected to result in or give rise to a violation of or conflict with, the Shareholder’s representations, warranties, covenants and obligations under the Voting Agreement, (iii) take any action that would reasonably be expected to restrict or otherwise affect the Shareholder’s power, authority and right to comply with and perform its covenants and obligations under the Voting Agreement or (iv) discuss, negotiate, make an offer or enter into an agreement, contract, commitment or other arrangement with respect to any matter related to the Voting Agreement. The Voting Agreement also prohibits the Shareholders from taking certain actions relating to alternative acquisition proposals that the Company is otherwise prohibited from taking under of the Merger Agreement, and each Shareholder has agreed to promptly advise Parent of alternative acquisition proposals on the timing and with the same amount of detail as is required under the Merger Agreement with respect to any such proposal received by the Company.

The Voting Agreement and the limited proxy granted thereunder terminates and none of Parent or any Shareholder shall have any rights or obligations under the Voting Agreement upon the earliest of (i) mutual written consent, (ii) the effective time of the Merger, (iii) the termination of the Merger Agreement in accordance with its terms and (iv) the entering into or effectiveness of any amendment, modification, supplement or waiver under the Merger Agreement which would (A) reduce the exchange ratio or form of or composition of the per share merger consideration payable in the Merger, (B) extend the termination date of the Merger Agreement, or (C) materially and adversely impact the Shareholder in its capacity as a holder of Shares. In addition, certain Shareholders have agreed to certain limitations on their ability to sell shares of common stock of Parent received by them in the Merger for a specified period following the effective time of the Merger.

The cover page of this Schedule 13D refers to 5,894,739 Shares beneficially owned by the Reporting Person with shared voting power and shared dispositive power, representing 12.1% of the total outstanding Shares based on 48,572,673 Shares reported outstanding as of February 18, 2014 (as represented in the Merger Agreement). However, such percentage and number of Shares may change at or prior to the time of the applicable vote.

The references to, and descriptions of, the Merger Agreement and the Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits hereto and which are incorporated herein by reference.

Except as set forth in this Schedule 13D or as contemplated by the Merger Agreement and Voting Agreement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto, has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) – (b) Prior to February 20, 2014, the Reporting Person was not a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any Shares or any other securities exchangeable or convertible into Shares. However, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, as a result of entering into the Voting Agreement, the Reporting Person may be deemed to beneficially own 5,894,739 Shares (with shared voting power and shared dispositive power) representing 12.1% of the total outstanding Shares, based on 48,572,673 Shares reported outstanding as of February 18, 2014 (as represented in the Merger Agreement). However, such percentage and number of Shares may change at or prior to the time of the applicable vote. The Reporting Person disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by the Reporting Person as to the beneficial ownership of such shares.

To the Reporting Person’s knowledge, no Shares are beneficially owned by any of the persons identified in Schedule A.

Notwithstanding the foregoing, however, the Reporting Person (i) is not entitled to any rights as a shareholder of the Company with respect to any Shares and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any Shares other than the power provided pursuant to the Voting Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of any securities of the Company (including, without limitation, the shares owned by the Shareholders) for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is expressly disclaimed.

The information contained in Item 2 to this Schedule 13D is incorporated by reference into these Items 5(a)-(b).

(c) Except as described in this Schedule 13D, there have been no transactions in Shares by the Reporting Person, or, to the knowledge of the Reporting Person, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d) To the knowledge of the Reporting Person, no persons other than the Shareholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares subject to the Voting Agreement.

(e) Not applicable.

As stated above, the references to, and descriptions of, the Merger Agreement and Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference into this Item 6. Except as otherwise described in this Statement, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Agreement and Plan of Merger, dated as of February 20, 2014, by and among Brookdale Senior Living Inc., Broadway Merger Sub Corporation and Emeritus Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent on February 21, 2014)

Exhibit 99.2	Voting Agreement, dated as of February 20, 2014, by and among Brookdale Senior Living Inc., Daniel R. Baty, the Baty 2014 Grantor Retained Annuity Trust, B.F., Limited Partnership and Stanley L. Baty (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent on February 21, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2014

Brookdale Senior Living Inc.

By:	/s/ Chad C. White
Chad C. White
Vice President, Co-General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following table sets forth the name, business address, present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person. All directors and executive officers listed below are citizens of the United States unless otherwise noted herein.

Name	Business Address	Present Principal Occupation or Employment

Frank M. Bumstead	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Director, Chairman of Flood, Bumstead, McCready & McCarthy, Inc.

Jackie M. Clegg	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Director, Managing Partner of Clegg International Consultants, LLC

Wesley R. Edens	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Director, Co-Chairman of the Board of Directors of Fortress Investment Group LLC

Edward A. Fenoglio, Jr.	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Division President

Kristin A. Ferge	c/o Brookdale Senior Living Inc. 6737 W. Washington Street, Suite 2300 Milwaukee, Wisconsin 53214	Executive Vice President and Treasurer

George T. Hicks	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Executive Vice President – Finance

H. Todd Kaestner	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Executive Vice President – Corporate Development

Jeffrey R. Leeds	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Chairman of the Board of Directors, retired

Glenn O. Maul	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Executive Vice President and Chief People Officer

Randal A. Nardone	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Director, Chief Executive Officer of Fortress Investment Group LLC

Mark W. Ohlendorf	c/o Brookdale Senior Living Inc. 6737 W. Washington Street, Suite 2300 Milwaukee, Wisconsin 53214	President and Chief Financial Officer

Mary Sue Patchett	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Division President

Gregory B. Richard	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Executive Vice President and Chief Operating Officer

Bryan D. Richardson	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Executive Vice President and Chief Administrative Officer

Kari L. Schmidt	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Division President

Mark J. Schulte	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Director, retired

James R. Seward	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Director, retired

W.E. Sheriff	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Director, retired

T. Andrew Smith	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Chief Executive Officer

Dr. Samuel Waxman	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Director, Distinguished Service Professor at Mount Sinai School of Medicine